Exhibit 1

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased	Price Per Security($)	Date of Purchase

IRENIC CAPITAL MANAGEMENT LP

Purchase of Common Stock	1,035	7.4550	12/26/2025
Purchase of Common Stock	25,000	7.5000	12/29/2025
Purchase of Common Stock	25,000	7.4896	12/30/2025
Purchase of Common Stock	15,000	7.5306	12/31/2025
Purchase of Common Stock	6,384	7.5425	12/31/2025
Purchase of Common Stock	15,000	7.5014	01/30/2026
Purchase of Common Stock	15,000	7.4731	01/30/2026
Purchase of Common Stock	15,000	7.4868	01/30/2026
Purchase of Common Stock	15,000	7.5405	01/30/2026
Purchase of Common Stock	15,000	7.5672	01/30/2026